Exhibit 99.2

KAIXIN AUTO HOLDINGS

KAIXIN AUTO HOLDINGS

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	As of
	December 31, 2021	June 30, 2022
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,263	$5,587
Inventories	404	-
Deferred offering costs	-	1,103
Amount due from a related party	-	1,344
Prepayment for vehicle purchase and other current assets	53,270	29,737
TOTAL CURRENT ASSETS	58,937	37,771
Property and equipment, net	22	70
Intangible assets, net	14,640	13,687
Right-of-use assets	561	483
TOTAL NON-CURRENT ASSETS	15,223	14,240
TOTAL ASSETS	$74,160	$52,011

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Accounts payable	$295	$281
Advances from customers	553	277
Advance from an investor	-	2,027
Short-term borrowings	6,277	5,972
Short-term lease liabilities	85	86
Income tax payable	3,399	3,224
Amounts due to related parties	3,943	3,818
Warrant liability	340	574
Accrued expenses and other current liabilities	14,491	13,689
TOTAL CURRENT LIABILITIES	29,383	29,948
Long-term bank loan	2,000	2,000
Long-term lease liabilities	431	367
Convertible notes	2,022	3,888
Payable for dealership settlement	2,245	-
TOTAL NON-CURRENT LIABILITIES	6,698	6,255
TOTAL LIABILITIES	$36,081	$36,203

COMMITMENT AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary Shares (par value of $0.00005 per shares;1,000,000,000 shares authorized; 163,129,655 shares issued and outstanding as of December 31, 2021; 196,823,978 shares issued and 189,354,217 outstanding as of June 30, 2022, respectively)	8	9
Series D convertible preferred shares (par value of $0.0001, 6,000 and 6,000 shares authorized as of December 31, 2021 and June 30, 2022, respectively. 6,000 and 6,000 shares issued and outstanding as of December 31, 2021 and June 30, 2022 respectively)	1	1
Additional paid-in capital	227,310	277,049
Statutory reserve	8	8
Accumulated deficit	(198,302)	(268,916)
Accumulated other comprehensive income (loss)	637	(389)
TOTAL KAIXIN AUTO HOLDINGS’ SHAREHOLDERS’ EQUITY	29,662	7,762
Non-controlling interests	8,417	8,046
TOTAL EQUITY	38,079	15,808
TOTAL LIABILITIES AND EQUITY	$74,160	$52,011

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN AUTO HOLDINGS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of US dollars, except share, per share data, or otherwise noted)

	For the six months ended June 30,
	2021	2022
	(Unaudited)	(Unaudited)
REVENUE, NET	$2,039	$33,297
Cost of revenues	2,037	33,074
GROSS PROFIT	2	223

Selling and marketing expenses	19	334
General and administrative expenses	314	32,691
Impairment of goodwill	143,655	-
Total operating expenses	143,988	33,025

LOSS FROM OPERATIONS	(143,986)	(32,802)

Other expenses, net	(8)	(351)
Foreign currency exchange gains (loss)	(185)	112
Interest expense, net	-	(472)
Change in fair value of warrants	-	(234)
Impairment of prepaid expenses and other current assets	-	(21,635)
Provision for dealership settlement	-	(15,134)

LOSS BEFORE INCOME TAX PROVISION	(144,179)	(70,516)

Income tax expenses	-	(5)

NET LOSS	(144,179)	(70,521)
Less: net income attributable to non-controlling interests	-	93
NET LOSS ATTRIBUTABLE TO KAIXIN'S SHAREHOLDERS	(144,179)	(70,614)

Other comprehensive (loss) income
Foreign currency translation adjustment	64	(1,490)
COMPREHENSIVE LOSS	$(144,115)	$(72,011)
Less: comprehensive loss attributable to non-controlling interest	-	(371)
COMPREHENSIVE LOSS ATTRIBUTABLE TO KAIXIN'S SHAREHOLDERS	(144,115)	(71,640)

Net loss per share
Basic and diluted	(1.9474)	(0.4141)

Weighted average shares used in calculating net loss per share
Basic and diluted	74,035,502	170,505,967

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN AUTO HOLDINGS

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US dollars, except share and per share data, or otherwise noted)

						Statutory	Accumulated	Accumulated		Non-controlling
	Preferred shares		Ordinary shares		Additional			Other	Total		Total
					paid-in			Comprehensive	shareholders'		shareholders'
	Shares	Amount	Shares	Amount	capital	reserve	deficit	(loss) income	equity	interest	equity
Balance as of December 31, 2020	-	$-	74,036	$4	$7,632	$8	$(1,723)	$242	$6,163	$-	$6,163
Net loss	-	-	-	-	-	-	(144,179)	-	(144,179)	-	(144,179)
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	64	64	-	64
Reverse acquisition	6,000	1	69,425	3	167,756	-	-	-	167,760	7,649	175,409
Balance as of June 30, 2021	6,000	$1	143,461	$7	$175,388	$8	$(145,902)	$306	$29,808	$7,649	$37,457

Balance as of December 31, 2021	6,000	$1	163,129,655	$8	$227,310	$8	$(198,302)	$637	$29,662	$8,417	$38,079
Net (loss) income	-	-	-	-	-	-	(70,614)	-	(70,614)	93	(70,521)
Issuance of ordinary shares to Derong	-	-	4,406,542	-	2,419	-	-	-	2,419	-	2,419
Foreign currency translation adjustment, net of nil income taxes	-	-	-	-	-	-	-	(1,026)	(1,026)	(464)	(1,490)
Vesting of restricted shares award	-	-	486,513	-	29,942	-	-	-	29,942	-	29,942
Issuance of ordinary shares held in escrow	-	-	21,331,507	1	17,378	-	-	-	17,379	-	17,379
Balance as of June 30, 2022	6,000	$1	189,354,217	$9	$277,049	$8	$(268,916)	$(389)	$7,762	$8,046	$15,808

The accompanying notes are an integral part of these condensed consolidated financial statements.

KAIXIN AUTO HOLDINGS

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars, except share and per share data, or otherwise noted)

	For the six months ended June 30,
	2021	2022
Net cash (used in) provided by operating activities	(507)	(3,323)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Property, plant and equipment	-	(59)
Purchase of intangible assets	-	(74)
Cash acquired on reverse acquisition	4,299	-
Net cash provided by (used in) investing activities	4,299	(133)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	-	4,446
Cash paid for offering cost	-	(2,375)
Proceeds from convertible note	-	2,000
Capital contribution	-	-
Net cash provided by financing activities	-	4,071

Effect of exchange rate changes on cash and cash equivalents	6	(291)

Net changes in cash and cash equivalents	3,798	324
Cash and cash equivalents at beginning of year	607	5,263
Cash and cash equivalents at end of year	$4,405	$5,587

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest expense paid	$-	$207
Income tax paid	$-	$6

KAIXIN AUTO HOLDINGS

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Kaixin Auto Holdings (“the Company” or “KAH”) was founded in 2016 and was incorporated in the Cayman Islands.

The Company, its consolidated subsidiaries, variable interest entities (“VIEs) and their subsidiaries, are collectively referred to as the “Group”. The Group is primarily engaged in sales of domestic automobiles and the used car sales business in the People’s Republic of China (“PRC”). Kaixin established a subsidiary, Anhui Kaixin New Energy Vehicle Co., Ltd on January 25, 2022 as its headquarter of electric vehicle business unit and the Group is in the process of transforming from a dealership network to a manufacturer in China’s electric vehicle market.

The Kaixin VIE arrangements

In June 2022, Shanghai Renren Financial Leasing Co., Ltd.(“Shanghai leasing”) which is a wholly owned subsidiary of the Company, Zhejiang Jieying and Zhejiang Jieying’s nominee shareholders signed a series of amended and restated agreements that replaced the original VIE agreements between Zhejiang Kaixin and Zhejiang Jieying and their nominee shareholders in December 2021.  The renewed contractual arrangements had no substantial change compared to the version signed in December, 2021.

The Haitaoche VIE arrangements

To comply with PRC laws and regulations, Zhejiang Taohaoche, which became a wholly owned subsidiary of the Company after the completion of the Reverse Takeover conducts a substantial portion of the business in China through Ningbo Jiusheng and Qingdao Shengmei (the “Haitaoche VIEs”), and their subsidiaries, based on a series of contractual arrangements signed on July 11, 2019 and amended in October and November 2020, by and among Zhejiang Taohaoche, the Haitaoche VIEs and their nominee shareholders. In June 2022, the VIE contractual arrangements between Zhejiang Taohaoche, Ningbo Jiusheng and its nominee shareholders terminated and Ningbo Jiusheng was transferred from the nominee shareholders to Kaixin. Since Zhejiang Taohaoche and Ningbo Jiusheng are companies under common control, the terminated contractual arrangements had no substantial effect on consolidation.

The following financial statement amounts and balances of the VIEs and their subsidiaries were included in the accompanying consolidated financial statements before elimination of intercompany transactions:

Consolidated Balance Sheets Information

	As of
	December 31, 2021	June 30, 2022
Cash and cash equivalents	$343	$342
Inventories	404	-
Prepayment for vehicle purchase and other current assets, net	51,236	14,584

Total current assets	51,983	14,926

Property and equipment, net	21	13
Intangible assets, net	295	23
Right-of-use assets	10	-

Total non-current assets	326	36

Total assets	$52,309	$14,962

Accounts payable	$199	$190
Short-term borrowing	6,277	5,972
Accrued expenses and other current liabilities	8,873	11,444
Advances from customers	500	224
Income tax payable	3,511	2,088

Total current liabilities	19,360	19,918

Total non-current liabilities	-	-

Total liabilities	$19,360	$19,918

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

Consolidated Statements of Operations data

	For the six months ended June 30,
	2021	2022
Revenues	$2,039	$30,424
Net loss	$(524)	$(25,772)

Consolidated Cash Flows Information

	For the six months ended June 30,
	2021	2022
Net cash used in operating activities	$(507)	$(1)
Net cash provided by investing activities	$2,854	$-
Net cash provided by financing activities	$-	$-

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and can only be used to settle the VIEs’ obligations. The creditors of the one of Kaixin VIEs who provided short-term loans of $5,972 to the VIE have recourse to the general credit of Shanghai leasing, Shanghai Auto, and Zhejiang Taohaoche. However, if the VIEs ever need financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Relevant PRC laws and regulations restrict Shanghai leasing, Shanghai Auto, and Zhejiang Taohaoche, VIEs and their subsidiaries from transferring a portion of its net assets, equivalent to the balance of their statutory reserve and their share capital, to the Company in the form of loans and advances or cash dividends.

COVID -19 Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results for the full year.

(b)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Group’s own ordinary shares, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter with changes in fair value recognized in the statements of operations in the period of change.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-CONTINUED

(c)	Revenue recognition

The following table identifies the disaggregation of the revenue for the six months ended June 30, 2021 and 2022, respectively:

	For the six months ended June 30,
	2021	2022
Used-car sales	$-	$33,014
New-car wholesales	2,039	283
Total revenues	$2,039	$33,297

Advances from customers

Advances from customers for sales of goods are payment from customers for purchase, and are deferred when corresponding performance obligation has not been satisfied. They are recognized as revenue upon the Group transfers the control of products to the customers. The balances of advances from customers as of December 31, 2021 and June 30, 2022 were $553 and $277 respectively.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

3.	PREPAYMENT FOR VEHICLE PURCHASE AND OTHER CURRENT ASSETS

As of December 31, 2021 and June 30, 2022, prepayment for vehicle purchase and other current assets consisted of the following:

	As of
	December 31, 2021	June 30, 2022
Prepayment for vehicle purchase (1)	$32,091	$15,092
Other receivables (2)	19,249	12,595
Deductible input VAT	545	493
Advance to suppliers	23	119
Others (3)	1,362	1,438
Prepaid expenses and other current assets	$53,270	$29,737

(1)	The balance mainly represents prepayments to the original dealers and after-sale service center operators of various auto dealerships (the “Dealership Operators”) who are operators of the used car dealership with whom the Company set up special purpose holding companies to operate the used car business, mainly to purchase used vehicles from the market.
(2)	The balance represents cash advances paid to the Dealership Operators for purchasing used vehicles historically and shall be repaid in cash, and the balance is secured using ordinary shares of the Company in the escrow accounts as stated in Note 4-Dealership Settlement as agreed with the Dealership Operators. The Company has terminated the cooperate with certain Dealership Operators from 2022 except the dealership in Wuhan and Chongqing (collectively "Ongoing Dealerships", the other dealership collectively "Terminated Dealerships"). Since significant uncertainty arises regarding the realizability and collectability, the Company made fully impairment on the receivables from Terminated Dealerships. As the result, the Company recorded impairment of $21,635 on these receivables for the six months ended June 30, 2022.
(3)	Others mainly included prepaid rent, staff advances, prepaid marketing fee, advertising fee, professional fee, and other receivables incurred for daily operations.

4.	DEALERSHIP SETTLEMENT

During 2017 and 2018, the Company entered into several equity purchase agreements (the “Equity Purchase Agreements”) with the Dealership Operators, to acquire 70% equity interest of the dealerships. According to the Equity Purchase Agreements, the Company agreed to provide certain payments of its ordinary shares to the Dealership Operators as part of the equity acquisition considerations, subject to certain payment triggers including the operating performance of the dealerships and service centers and KAH’s ordinary share price (“Contingent Consideration”). The Company recognized the Contingent Consideration as liability at fair value as of the acquisition date and the subsequent changes in fair value as gain/loss into earnings/(loss). In connection with the Company’s IPO on April 30, 2019, Renren Inc. (“Renren”) agreed to assume the Contingent Consideration from the Company, and the Company reclassified the Contingent Consideration from a liability to additional paid-in capital.

Since 2019, due to disagreements with certain Dealership Operators on operational matters, the Company had disruptions in operations of several dealerships. After continuous negotiations with the Dealership Operators, the Company signed the amendments to Equity Purchase Agreement (the “Amendments”) with seven Dealership Operators in August 2021, to 1) confirm a total of 4,513,761 ordinary shares as the first batch and the first two tranches of second batch of the Contingent Consideration issuable to the Dealership Operators in accordance with the Equity Purchase Agreements subject to the operating performance of the dealerships and service centers before 2021; 2) provide a total of 7,172,529 ordinary shares (“Compensation Shares”) to the Dealership Operators, in the purpose of alleviation of losses and distress that occurred during the temporary halt of business in the Dealerships after the breakout of the pandemic and the historical dispute between the Company and the Dealership Operators. The number of Compensation Shares was determined through negotiation of the Company with each of the Dealership Operators while taking into consideration the hardships they experienced over the prior years and the need to make prompt resolution of the historical dispute with the Dealership Operators. The Company recognized the Compensation Shares as loss related to provision for dealership settlement based on fair value of the Compensation Shares by reference to share-based payment transactions pursuant to ASC 718.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

On November 30, 2021, Renren transferred 13,422,613 ordinary shares of the Company it held, to an escrow company to fully settle the Contingent Consideration shares of 8,219,510. In addition to the Contingent Consideration shares, there were 5,203,103 ordinary shares transferred toward settlement of the Compensation Shares, which are recognized by the Company as additional paid-in capital with a fair value of $8,897 based on the quoted price of Company’s ordinary share on the date of Renren’s transfer were treated by reference to a liability paid by the principal shareholder and thus recorded as the loss related to provision for dealership settlement in the Company's financial statements with a corresponding credit to additional paid-in capital. The Company shall issue additional 1,969,425 shares to the Dealership Operators to fully satisfy the Compensation Shares, which was recognized as payables loss related to provision for dealership settlement with a corresponding accrual of for dealership settlement at the fair value by reference to the quoted price of Company’s ordinary share at the commitment date with subsequent changes in fair value reflected in provision for dealership settlement. The Company, Renren and Dealership Operators agreed that the transfer of shares by Renren to the escrow company shall be deemed as fulfilment of Renren’s obligations related to the Contingent Consideration. According to the Amendments, the Dealership Operators should honor their commitments, including paying off their outstanding payables and debts to the Company, in order to obtain the shares. Consequently, the 13,422,613 shares have been held by the escrow company since transferred from Renren, and were disclosed as issued and outstanding shares in the vesting of restricted shares award reverse acquisition item during 2021 in the Company’s Consolidated Statements of Changes in Equity. The escrow company will release the shares upon the Dealership Operators have fully paid off their payables and debts to the Company.

In May 2022, the Company signed supplemental agreements to Equity Purchase Agreement (the “Supplemental Agreements”) with seven Dealership Operators, to confirm a total of 21,566,328 ordinary shares as the remaining three tranches of the second batch of the Contingent Consideration will be issued to the Dealership Operators. Since then, the total of Consideration Shares and Compensation Shares were confirmed to be 33,748,772 ordinary shares. On May 26, 2022, the Company issued 20,326,159 ordinary shares to the Dealership Operators and then put the shares into an escrow account. The 20,326,159 shares are recognized by the Company as ordinary shares and additional paid-in capital with a total fair value of $17,379 based on the quoted price of Company’s ordinary share on the date of transfer. The payable for dealership settlement recognized as of December 31, 2021 was also fully settled by the shares issued. As agreed with the Dealership Operators, the ordinary shares in the escrow companies were used to secure the repayment of the Dealership Operators’ outstanding payables to the Company.

5.	RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Group:

	Name	Relationship
(a)	Renren Inc and its subsidiaries (“Reran Group”).	A principal shareholder of the Company
(b)	Beijing Lulufa Network Co., Ltd. (“Beijing Lulufa”)	An entity ultimately controlled by Mr. Lin

Amounts due from a related party

 As of December 31, 2021 and June 30, 2022, significant amounts due from related parties, consisted of the following:

	As of
	December 31, 2021	June 30, 2022
Beijing Lulufa	$-	$1,344
Amounts due from a related party	$-	$1,344

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

In March 2022, the Group entered into an agreement with Beijing Lulufa whereby the Group made a prepayment to Beijing Lulufa for the purchase of automobiles. In August 2022, the purchase was cancelled and the prepayment was return to the Group subsequently.

Amounts due to related parties

As of December 31, 2021 and June 30, 2022, significant amounts due to related parties consisted of the following:

	As of
	December 31, 2021	June 30, 2022
Renren and its subsidiaries	$3,943	$3,818
Amounts due to related parties	$3,943	$3,818

The balance mainly represented the advance fund provided by Renren and its subsidiaries to finance the Group’s daily operations.

6.	BORROWING

	As of
	December 31, 2021	June 30, 2022
Short-term debt:
East West Bank (1)	$6,277	$5,972

Long-term debt:
East West Bank (2)	2,000	2,000

(1)

The annum interest rate of borrowings from East West Bank was 6%. As of June 30, 2022, the Group’s short-term debt was with one-year maturity date.

The loan with amount of $5,972 was guaranteed by a wholly-owned subsidiary of Renren Inc, Qianxiang Shiji Technology Development (Beijing) Co., Ltd., a related party of the Group, covered by irrevocable standby letter of credit issued by East West Bank to Renren with Renren’s restricted cash pledged as security.

(2)

The annum interest rate of borrowings from East West Bank was 2.8%. The Group’s long-term debt matures on August 31, 2023. The loan was under an irrevocable standby letter of credit issued by East West Bank to Renren in April 2019 with Renren’s restricted cash pledged as security.

Interest expenses were nil and $207 recorded in the consolidated statements of operations and comprehensive loss for the six months ended June 30, 2021 and 2022.

7.	INCOME TAXES

Cayman Islands

The Group is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Group is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Group’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended June 30, 2021 and 2022. Therefore, no Hong Kong profit tax has been provided for the six months ended June 30, 2021 and 2022.

PRC

The Group’s PRC subsidiary, VIEs are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax expense are as follows:

	For the six months ended June 30,
	2021	2022
Current income tax expense	$-	$5
Deferred income tax expense	-	-
Total income tax expense	$-	$5

8.	CONVERTIBLE NOTES

The Group issued and sold two Convertible Promissory Notes (“Notes”) to STREERERVILLE CAPITAL, LLC (the “Lender”), in the principal amount of $2,180 on November 19, 2021 and April 8, 2022, respectively. The substantial contract terms of the Notes are the same.

The purchase price of one Notes were $2,000, computed as follows: $2,180 principal, less discount at issuance of $160, less the transaction expense amount of $20 incurred in connection with the purchase and sale of the Securities. The Notes bears an interest at 8% per annum and is repayable in full in 18 months from issuance.

According to the Securities Purchase Agreements of the Notes, the Group has right to repay the Notes until it received the conversion notice from Lender or repayment date. The Lender also has right to conversion the Notes into ordinary shares at any time following the 6-month anniversary of the issuance date until the outstanding balance has been paid in full, at election, to convert all or any portion of no less than $200,000 of the outstanding balance into ordinary shares of the Company. The conversion price is $3.00 per ordinary share.

The Company has not elected the fair value option for the convertible notes. And the Notes does not have any embedded conversion option which shall be bifurcated and separately accounted for as a derivative under ASC 815, nor does it contain a cash conversion feature or beneficial conversion feature. The Company accounts for the Notes as a liability of amount deducted the issuance cost of $200 in its entirety following ASC 470 Debt and recorded interest expenses of $258 for the six months ended June 30, 2022.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

9.	ISSUANCE OF ORDINARY SHARES AND WARRANTS

In January 2022, Suzhou government and its partners determined to invest RMB100 million (approximately $15.4 million) to subscribe for ordinary shares of the Company to support the electronic vehicles business and the first payment of RMB 30 million (approximately $4.6 million) of investment had been received in February 2022. In connection, on March 14, 2022, the Company issued 4,406,542 ordinary shares to Derong Group Limited (“Derong”), the entity designed by Suzhou government. The Company also committed and issued 6,500,000 warrant shares to Discover Flux Ltd, a warrant holder designated by Derong on July 3, 2022. Discover Flux Ltd has right to subscribe for the Company’s ordinary shares at an exercise price of $1.00 per share. The warrant shares were classified as liability and measured at fair value of $2,027 calculated using the Black-Scholes pricing model, which was recorded as advance from an investor as of June 30, 2022 and as warrant liability started from July 3, 2022. The warrant shares will be re-measured at each reporting period until the warrants are exercised or expire and any changes will be recognized in the statement of operations. The portion of the proceeds of $2,688 was allocated to the issued ordinary shares. The portion of the proceeds of $2,027 allocated to the warrant shares was accounted for as advance from an investor as of June 30, 2022.

The Company paid issuance cost of amount $1,575 associated with the RMB 100 million investment after the first payment of RMB 30 million was received. $472 of the issuance cost was allocated to the warrant shares and ordinary shares based on assessed fair value of warrant shares and residual proceeds allocated to the ordinary shares, compared to total proceeds received. Issuance costs associated with warrant liabilities are expensed as incurred, presented as general and administrative expenses in the consolidated statements of operations. Issuance costs associated with the ordinary shares were an offset to additional paid-in capital. The $1,103 of the issuance cost was associated with the remaining RMB 70 million was recorded as deferred offering cost in the balance sheet statement as of June 30, 2022.

10.	FAIR VALUE MEASUREMENTS

Assets and liabilities measured or disclosed at fair value

The Group measures its financial assets and liabilities, including warrant liability at fair value on a recurring basis as of December 31, 2021 and June 30, 2022. The Group measured its prepayment for vehicle purchase and other current assets, accounts payable, short-term debt, amounts due from and due to related parties at amortized cost. The carrying value of the short-term debt obligations approximate fair value, considering the borrowing rates are at the same level of the current market yield for the comparable debts. The carrying value of cash and cash equivalent, prepayment for vehicle purchase and other current assets, accounts payable, and amounts due from and due to related parties’ approximate fair value due to the relatively short maturity.

The following table presents the fair value hierarchy for assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2021				As of June 30, 2022
	Fair Value Measurement at the Reporting Date using				Fair Value Measurement at the Reporting Date using
	Quoted price in active markets for identical assets Level 1	Significant other observable inputs	Significant unobservable inputs Level 3	Total	Quoted price in active markets for identical assets Level 1	Significant other observable inputs	Significant unobservable inputs Level 3	Total
Warrant liabilities	-	-	(340)	(340)			(574)	(574)

There have been no transfers between Level 1, Level 2, or Level 3 categories during the six months ended June 30, 2021 and 2022.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

Assets measured at fair value on a nonrecurring basis

The Group measures its property, equipment, and intangible assets at fair value on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable. The Group measures the purchase price allocation at fair value on a nonrecurring basis as of the acquisition dates.

11.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per ordinary share for the years ended:

	For the six months ended June 30,
	2021	2022
Net loss attributable to Kaixin Auto Holdings' shareholders	$(144,179)	$(70,614)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted, shares retroactively adjusted for the reverse acquisition on June 25, 2021)	74,035,502	170,505,967

Loss per share attributable to Kaixin Auto Holdings' shareholders - basic and diluted	$(1.9474)	$(0.4141)

Since the Group is in a net loss for the six months ended June 30, 2021 and 2022 presented in these financial statements, the potential dilutive securities were not included in the calculation of dilutive net loss per share where their inclusion would be anti-dilutive. And no dilutive security was issued for the six months ended June 30, 2021 and 2022, there was no difference between the Group’s basic and diluted net loss per share for the periods presented. The potential dilutive securities that were not included in the calculation of dilutive loss per share in those periods are nil, nil and 4,952,708 respectively, six months ended June 30, 2021 and 2022, as inclusion would have been anti-dilutive.

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

12.	SHARE-BASED COMPENSATION

Kaixin incentive plans

(a) Kaixin Auto Holdings Incentive Plan (the “Kaixin 2020 Plan”)

On November 17, 2020, the board of directors of KAH approved the Kaixin 2020 Plan, under which, up to 5,000,000 ordinary shares may be granted as awards in form of share options, restricted shares or restricted shares units. The Company has granted 1,030,000 restricted shares under the Kaixin 2020 Plan for the six months ended June 30, 2022.

(b) Kaixin Auto Holdings Incentive Plan (the “Kaixin 2021 Plan”)

On July 12, 2021, the board of directors of KAH approved the Kaixin 2021 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2021 Plan is 26,596,000. The Company has granted 3,211,000 restricted shares under the Kaixin 2020 Plan for the six months ended June 30, 2022.

(c)Kaixin Auto Holdings Incentive Plan (the “Kaixin 2022 Plan”)

On May 17, 2022, the board of directors of KAH approved the Kaixin 2022 Plan. The maximum number of ordinary shares that may be delivered pursuant to awards granted under the Kaixin 2022 Plan is 39,500,000. As of June 30, 2022, the Company has granted 32,290,000 restricted shares to external consultants and vested immediately under the Kaixin 2022 Plan.

The estimated fair value of restricted shares granted on each date of the grant under Kaixin 2022 were the closing prices on the relevant grant date of the Company's ordinary shares traded in the Stock Exchange.

A summary of the nonvested restricted shares activity as of June 30, 2022 is as follows:

		Weighted average fair value
	Number of nonvested	per ordinary share
	restricted shares	at the grant dates
Outstanding as of December 31, 2021	5,441,630	2.55
Forfeited	70,010	1.11
Granted	36,531,000	0.90
Vested	36,971,585	1.14
Unvested as of June 30, 2022	4,931,035	2.49

As of June 30, 2022, there was approximately $11,029 of total unrecognized compensation cost related to unvested restricted shares. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.41 years.

The total fair value of shares vested during the six months ended June 30, 2021 and 2022 was $19,018 and $42,148.

Total share-based compensation expense of share-based awards granted to employees and external consultants for the six months ended June 30, 2021 and 2022 were as follows:

	For the Six Months ended June 30,
	2021	2022
Selling and marketing	-	220
Research and development	-	46
General and administrative	-	29,676
Total share-based compensation expense	-	29,942

KAIXIN AUTO HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars, except share and per share data, or otherwise noted)

13.	COMMITMENT AND CONTINGENCIES

In April 2021, an individual Mr. Xu, who bought a used car from Zhejiang Jieying in 2018, commenced a lawsuit against Zhejiang Jieying in Shanghai Jiading District Intermediate People’s Court. Mr. Xu alleged that Zhejiang Jieying defrauded in the sales of used cars and sought to revoke the used car sales contract signed on May 4, 2018. Zhejiang Jieying was requested to return the car payment of $0.44 million (RMB2.95 million) and a compensation of $1.32 million (RMB8.85 million). The appellate court rendered its judgment on December 6, 2021 that Mr. Xu should revoke his allegation. Mr. Xu appealed on March 2, 2022 and a trial was held in August 2022. As of the issuance date of the unaudited condensed consolidated financial statements, the result could not be reasonably estimated at this stage. The Company plans to defend the case rigorously.

14.	SUBSEQUENT EVENTS

The Company issued 6,500,000 warrant shares to Discover Flux Ltd, a warrant holder designated by Derong on July 3, 2022. Discover Flux Ltd has right to subscribe for the Company’s ordinary shares at an exercise price of $1.00 per share.

On September 26, 2022, the Company signed a binding acquisition term sheet with Wuxi Morning Star Technology Co., Ltd. (“Morning Star”), who manufactures and operates the POCCO EVs. According to the term sheet, the Company intends to acquire 100% equity of Morning Star through new share issuance and makes it a wholly owned subsidiary (the “Acquisition”). As consideration for the Acquisition, the Company will issue ordinary shares of Kaixin to the shareholders of Morning Star with market value of 100 million as determined by the average of the closing prices of last five trading days before the entering date of Share Purchase Agreement and Morning Star was requested to acquired 100% equity of Henan Yujie Time Limited before October 31, 2022.

The Company has performed an evaluation of subsequent events up to the date of the consolidated financial statements were issued, and determined that no events that would have required adjustment or disclosure in the consolidated financial statements other than those discussed above.